





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66127

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mauldin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4809 West Lovers Lane
(No. and Street)

Dallas	Texas	75209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John F. Mauldin 214-526-9155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus	Dallas	Texas	75209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, John F. Mauldin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mauldin Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIDAVIT 077.

RECIBO

Sello

4U18-00430898

9397
05/21/2019
$5.00

Sello de Asistencia Legal
80099-2019-0521-21995014

COTTO COLÓN
ABOGADA - NOTARIA

MAULDIN SECURITES, LLC

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2020

MAULDIN SECURITIES, LLC

CONTENTS



McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Mauldin Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mauldin Securities, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mauldin Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mauldin Securities, LLC's management. Our responsibility is to express an opinion on Mauldin Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Mauldin Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Reconciliation of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Mauldin Securities, LLC's financial statements. The Supplemental Information is the responsibility of Mauldin Securities LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Reconciliation of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co., PC
We have served as Mauldin Securities, LLC's auditor since 2016.
Dallas, Texas
February 25, 2021

Mauldin Securities, LLC
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	221,702
Referral fees receivable, net of allowance for doubtful accounts		55,190
Other assets		19,128
Total Assets	$	296,020
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	17,759
Total Liabilities		17,759
Member's Equity		278,261
Total Liabilitites and Member's Equity	$	296,020

The accompanying notes are an integral part of these financial statements.

Mauldin Securities, LLC
Statement of Income
Year Ended December 31, 2020

Revenues		
Referral fees	$	876,568
Interest income		416
Total Revenues		876,984
Expenses		
Bad debt expense		204,672
Regulatory fees and expenses		20,830
Professional fees		81,217
Other expenses		30,543
Total Expenses		337,262
Income before taxes		539,722
Provision for state income tax		1,069
Net Income	$	538,653

The accompanying notes are an integral part of these financial statements.

Mauldin Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2020

Balance at	
December 31, 2019	$293,133
Member distributions	(553,525)
Net income	538,653
Balances at	
December 31, 2020	$278,261

The accompanying notes are an integral part of these financial statements.

Mauldin Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows provided by (used for) operating activities:		
Net income	$	538,653
Adjustments to reconcile net income to net cash provided		
(used) by operating activities:		
Bad debt expense		204,672
Changes in assets and liabilities		
Increase in referral fees receivable		(118,535)
Increase in other assets		(1,849)
Decrease in account payable and accrued expenses		(22,115)
Net cash provided by operating activities		600,826
Cash flows from financing activities:		
Distributions to managing member		(553,525)
Net cash provided (used) by financing activities		(553,525)
Net increase (decrease) in cash and cash equivalents		47,301
Cash and cash equivalents at beginning of year		174,401
Cash and cash equivalents at end of year	$	221,702

Supplemental Disclosures of Cash Flow Information:

Cash paid (received) during the year for:		
Interest	$	-
Income taxes	$	(920)

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Summary of Significant Accounting Policies

Mauldin Securities, LLC, (the "Company") is a Texas limited liability company which was formed on September 8, 1999 and will continue perpetually, unless sooner terminated in accordance with the provisions of the Company's Limited Liability Company Regulations. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the Commodity Trading Commission as an Introducing Broker, and Commodity Trading Advisor and is a member of the National Futures Association. The Managing member of the Company is John F. Mauldin.

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Referral fees are fees earned from unaffiliated broker-dealers, funds or other entities to whom the Company refers investors. Such amounts are recognized as income when earned. The Company satisfies its performance obligations upon providing referrals who enter into engagements with unaffiliated broker-dealers, funds or other entities. These fees are generally variable and referral fees receivable are estimated by management based on information received from the third parties from whom the fee is due. Actual amounts received could differ from these estimates, and such differences could be material to the financial statements. Referral fees are generally collected within a few months following their accrual. Management recorded on an allowance for doubtful accounts on the receivables for whom collectability is doubtful.

The Company's net income will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is subject to state income taxes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statues of limitations generally ranging from three to five years.

NOTE 1 - Summary of Significant Accounting Policies (continued)

Pursuant to an agreement between the member, the Managing Member is allocated 100% of all income or loss of the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

NOTE 2 – Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain a minimum net capital of $45,000. At December 31, 2020, the Company had net capital $203,943, which was $158,943 in excess of its required net capital of $45,000. The Company's percentage of aggregate indebtedness to net capital was 8.71%.

Capital distributions to the member can be made under a capital distribution policy approved by the Company's member. Periodic distributions approved by the member are made in order to enable the member to pay federal income taxes on Company profits, among other purposes.

NOTE 3 – Possession or Control Requirements

The Company holds no customer funds or securities. The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff.

NOTE 4 – Concentration Risk

The Company may at various times during the year have cash balances in excess of federally insured limits.

NOTE 5 – Allowance for Doubtful Accounts

The Company has established an allowance for doubtful accounts to offset amounts deemed uncollectible from unsecured customer balances receivable. Receivable from customers is reported net of the allowance for doubtful accounts in the amount of $204,672 as of December 31, 2020.

NOTE 6 – Related Party Transactions

Mauldin Management Company ("MMC"), an affiliate of the Company, provides for the performance of certain services for the Company and two other affiliated companies, including utilities, and certain other general administrative expenses. MMC allocates such expenses among the affiliates based on each affiliate's respective expense agreement. For the year ended December 31, 2020, the Company allocated $28,800 of such expenses, which is reflected in various expense accounts in the statement of income and which $7,200 is payable at December 31, 2020.

The Company and its various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

NOTE 7 – Indemnifications

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

NOTE 8 – Liabilities Subordinated to Claims of General Creditor

During the year ended December 31, 2020, there were no subordinated liabilities to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 9 – Recent Accounting Pronouncements

Recently issued accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position or results of operations. The Company plans to adopt any new standards in accordance with the standards.

NOTE 10 – Commitments and Contingencies

The Company had no commitments or contingencies that were required to be accrued or disclosed.

NOTE 11 – Subsequent Event

Subsequent events have been reviewed through February 25, 2021. The Company distributed $7,200 to the Managing Member during January 2021.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

December 31, 2020

MAULDIN SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exhchange Commission
December 31, 2020

Computation of Net Capital

Total member capital qualified for net capital	$	278,261
Deductions and/or charges		
Non-allowable assets:		
Referral fees receivable, net of allowance of doubtful accounts		(55,190)
Other assets		(19,128)
Net capital before haircuts on securities positions		203,943
Net Capital	$	203,943

Aggregate indebtedness

Items included in statement of financial condition:		
Accounts payable and accrued expenses	$	17,759
Total aggregate indebtedness	$	17,759

See accompanying report of independent registered public accounting firm.

Schedule I (continued)

MAUDLIN SECURITIES, LLC
Computation of Net Capital Under rule 15c3-1
of the Securities and Exhchange Commission
December 31, 2020

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,184
Minimum dollar Net Capital Requirement of Reporting Broker or Dealer	$	45,000
Minimum Net Capital Requirement	$	45,000
Net Capital in Excess of Minimum Requirement	$	158,943
Net Capital in Excess of Minimum Required at 1000%	$	149,943
Ratio of Aggregate Indebtedness to Net Capital		0.09 to 1

See accompanying report of independent registered public accounting firm.

Mauldin Securities, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2020

EXEMPTIVE PROVISIONS

Mauldin Securities, LLC is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to receiving commissions from other broker dealers for referrals and prepare and receive compensation for the preparation of mutual fund marketing materials for mutual fund companies.

See accompanying report of independent registered public accounting firm.

Schedule III

MAULDIN SECURITIES, LLC
Reconciliation of the Computation of Net Capital
under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2020

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net Capital			
Total member's equity from statement of financial condition	$ 482,933	$ 278,261	$ (204,672)
Deduction and/or charges:			
Non-allowable assets included in the following statement of financial condition captions:			
Referral fees receivable, net*	259,862	55,190	(204,672)
Other assets	19,128	19,128	-
Total deductions and/or charges	278,990	74,318	(204,672)
			-
Net capital	203,943	203,943	-
Minimum net capital required	45,000	45,000	-
Excess net capital	$ 158,943	$ 158,943	$ -
Total aggregate indebtedness	$ 17,759	$ 17,759	$ -
Ratio of aggregate indebtedness to net capital	.09 to 1	.09 to 1	

*Audit adjustment for bad debt provision

See accompanying report of independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required by SEC Rule 17a-5

Year Ended December 31, 2020



McBee & Co.

A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Member of Mauldin Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mauldin Securities, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) Mauldin Securities, LLC is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 as a Non-Covered Firm as it limits its business activities exclusively to receiving commissions from other broker dealers for referrals and prepare and receive compensation for the preparation of mutual fund marketing materials for mutual fund companies, and Mauldin Securities, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Mauldin Securities, LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, December 31, 2020, without exception. Mauldin Securities, LLC's management is responsible for compliance with the Non-Covered Firm Provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mauldin Securities, LLC's compliance with the Non-Covered Firm Provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Non-Covered Firm Provision.

McBee & Co., PC

Dallas, Texas
February 25, 2021

718 Paulus Avenue • Dallas, Texas 75214 • (ph) 214.823.3500 • www.mcbeeco.com
Dallas | Keller/Southlake

DocuSign Envelope ID: 9AEA4EB7-CB5E-44E0-9E10-6E0CA94F59E0



4809 West Lovers Lane
Dallas, TX 75209

BROKER-DEALER ANNUAL EXEMPTION REPORT

DECEMBER 31, 2020

Mauldin Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief Mauldin Securities, LLC. states the following:

(1) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. § 240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to receiving commissions from other broker dealers for referrals and prepare and receive compensation for the preparation of mutual fund marketing materials for mutual fund companies.

(2) The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, John F. Mauldin, affirm that to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

John F. Mauldin

John F. Mauldin
President

1/11/2021
_____, 2021

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